Filed Pursuant to Rule 424(b)(3)

Registration No. 333-125546

APPLE REIT SEVEN, INC.

STICKER SUPPLEMENT TO

SUPPLEMENT NO. 7 DATED AUGUST 18, 2006

Supplement No. 7 to be used with

PROSPECTUS DATED MARCH 3, 2006

Summary of Supplement to Prospectus (See Supplement for Additional Information)

Supplement No. 7 (cumulative, replacing all prior supplements) dated August 18, 2006 reports on (a) our purchase of nine hotels containing a total of 969 rooms for an aggregate gross purchase price of $112,095,000, and (b) our execution of separate purchase contracts that relate to nine additional hotels containing a total of 1,132 rooms and that provide for an aggregate gross purchase price of $157,205,000. This supplement also provides certain financial statements and other information about us and the hotels we have purchased to date.

As of March 15, 2006, we completed our minimum offering of 4,761,905 units at $10.50 per unit and raised gross proceeds of $50,000,000 and proceeds net of selling commissions and marketing expenses of $45,000,000. Each unit consists of one Common Share and one Series A Preferred Share. We are continuing the offering at $11 per unit in accordance with the prospectus.

As of July 24, 2006, we had closed on the sale of 13,795,067 additional units at $11 per unit and from such sale we raised gross proceeds of $151,745,737 and proceeds net of selling commissions and marketing expenses of $136,571,163. Sales of all units at $10.50 per unit and $11.00 per unit, when combined, represent gross proceeds of $201,745,737 and proceeds net of selling commissions and marketing expenses of $181,571,163.

In connection with our hotel purchases to date, we paid a total of $2,241,900, representing 2% of the aggregate gross purchase price, as a commission to Apple Suites Realty Group, Inc. This entity is owned by Glade M. Knight, who is one of our directors and our Chief Executive Officer.